FNX Mining Reports Stronger Third Quarter Financial and

Operating Results

TORONTO, Ontario – November 2, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) (“FNX”) reports continued strengthening and improvement in the financial and operating results for the three months ending September 30, 2005. The complete financial statements, related notes and management discussion and analysis are available at www.fnxmining.com and www.sedar.com.

Financial Results

FNX showed continued improvement between 2005 and 2004 with strong growth in the Company’s production levels (including tons mined and metal produced), operating revenues, cash flows, cash balances and working capital.

In the third quarter of 2005 a total of 111,795 tons of ore was mined and 108,900 tons of ore was sold comprised of 79,407 tons of nickel ore averaging 1.8% nickel and 29,493 tons of copper ore grading 2.2% copper. This compares to 81,181 tons of ore mined and 81,786 tons of ore sold during the same period in 2004. For the nine month period ended September 30, 2005, ore mined totaled 305,963 tons with 275,228 tons of ore sold for the same nine month period comprised of 235,571 tons of nickel ore grading 1.7% nickel and 39,657 tons of copper ore averaging 4.2% copper. Copper and Pt-Pd-Au grades in the third quarter of 2005 reflect a blend of lower copper grade and higher Pt-Pd-Au grades in the PM Deposit ore with higher copper grade ores from other zones. Payable nickel increased from 1,758,000 pounds in the third quarter of 2004 to 2,125,000 million pounds in the same period in 2005. Copper produced for the respective nine month period increased substantially from 1,739,000 pounds in 2004 to 3,682,000 million pounds in 2005.

Operating revenues were $21.1 million in the third quarter of 2005, approximately 31% higher than in the third quarter of 2004, and were $0.8 million, or 4% lower than in the second quarter of 2005.    For the nine month period ended September 30, 2005, operating revenues totaled $58.1 million, approximately 48% higher than the comparable period in 2004.  Cash flow from operating activities was $4.2 million, equal to $0.08 per share, compared to $7.9 million or $0.16 per share in the third quarter of 2004.  Cash flow from operating activities was $13.2 million or $0.25 per share for the nine month period ended September 30, 2005, compared to $10.2 million or $0.20 per share in the same period of 2004. The 2005 third quarter and nine month period cash flows from operating activities were lower than expected as a result of a $7.7 million account receivable due in September that was not paid to FNX until October, which would have otherwise increased cash flow from operating activities by $0.14 per share.

FNX’s cash position at September 30, 2005 was $57.5 million, an increase of $8.5 million from June 30, 2005 and $0.7 more than December 31, 2004.  Working capital was $77.8 million, representing an increase of $12.7 million from June 30, 2005 and an increase of $8.9 million from December 31, 2004. Cash balances were $7.7 million lower than expected as a result of the previously mentioned account receivable that was paid late to FNX.  The company continues to remain debt free at the end of this reporting period.

Consolidated Financial Results

(Cdn$000s, except per share data):

Three months ended

Nine Months ended

September 30                                           September 30

2005

 2004                               2005                 2004

___________________________________________________________________________________

Revenue

21,087

16,140

58,094

39,275

Earnings (loss)

(1,022)

1,641

2,800

3,130

Earnings (loss) per share

(0.02)

0.03

0.05

0.06

Adjusted earnings

2,265

1,641

6,087

3,130

Adjusted earnings per share

0.04

0.03

0.12

0.06

Note: The Company accounts for the Sudbury Joint Venture (“SJV”) operations on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest in the revenue, expenses, assets and liabilities of the SJV is accounted for as “non-controlling interests”.

Adjusted net earnings, a non-GAAP performance measure, were $2.3 million or four cents per share for the third quarter of 2005, compared with adjusted net earnings of $1.6 million or three cents per share for the third quarter of 2004.  The only adjustment made in arriving at adjusted earnings for the third quarter of 2005 was the exclusion of a one-time, non-cash loss of $3.3 million on the sale of a 50% interest in Aurora Platinum Corp. (“Aurora”) to Dynatec Corporation (“Dynatec”). Notwithstanding that the acquisition of a 100% interest in Aurora on July 1, 2005 and the immediate subsequent disposition of a 50% interest in Aurora to Dynatec were essentially simultaneous transactions, accounting rules require these transactions to be handled separately.  The weighted average fair value price of the shares of FNX was $9.27 as at May 4, 2005, the date the agreement of the transaction was announced, which would have resulted in an ascribed fair value for accounting purposes as at that time of $39.6 million for the acquisition of 100% of Aurora.  Purchase accounting rules, however, require FNX to fair value the 4,270,803 common shares issued to shareholders of Aurora at $11.64 per share as at June 15, 2005, the date of determination of the ultimate number of shares of FNX to be issued.  Accordingly, because the share price of FNX increased from the announcement date to the closing date, acquisition accounting rules imply that the fair value of the shares of FNX issued was $50.4 million, including transaction costs, 50% of which, or $25.2 million, was ascribed to the shares of Aurora sold to Dynatec. The $22.6 million consideration received from Dynatec, which was based on the values implied at the announcement date, did not change and this resulted in, for accounting purposes, a $2.6 million loss to FNX.  In addition, as a result of the difference between the value of the Dynatec shares for accounting and tax purposes, a further future income tax expense of $0.7 million was charged to earnings. This accounting loss, while required for financial statement purposes, should be considered in light of the current market value of the Aurora cash and security assets along with the cash and security assets received from Dynatec by FNX for the sale of 50% of the Aurora assets and the value of Aurora’s mineral properties in the Sudbury mining district and throughout Ontario and Quebec, which indicate in economic terms that the original acquisition of Aurora has been an unequivocal benefit to FNX and its shareholders.

As a result of this one-time, non-cash loss for accounting purposes of $3.3 million on the sale of a 50% interest in Aurora to Dynatec, FNX recorded a loss of $1.0 million, equal to $0.02 per share for the third quarter, compared to net earnings of $1.6 million or $0.03 per share for the same quarter last year and $3.1 million or $0.06 per share in the second quarter of 2005. Net earnings for the year to date were $2.8 million or $0.05 per share compared to $3.1 million or $0.06 per share in the first nine months of 2004.

While FNX is not expected to pay cash income taxes in 2005, a non-cash, future tax expense reduced earnings in the third quarter by $2.3 million compared to $1.6 million for the third quarter of 2004. The non-cash tax expense during the first nine months of 2005 was $4.7 million compared to $2.8 million for the same period in 2004.

The third quarter adjusted  earnings before interest, taxes, and depreciation and amortization (“Adjusted EBITDA”), a non-GAAP performance measure, totaled $5.2 million, $0.8 million higher than in the third quarter of 2004, and totaled $13.5 million for the nine months ending September 30, 2005, $4.7 million higher than the same period in 2004.

Operating Results

Mining at the Inter Main and PM Deposits of the McCreedy West Mine continued in the third quarter. Ore mined and shipped from the PM Deposit at McCreedy West was included in revenue in the statement of operations starting with the reporting month of July 2005. FNX mined and processed more tons of ore and produced more pounds of nickel and copper during the third quarter of 2005 than in either the third quarter of 2004 or the second quarter of 2005. The Sudbury operation produced 2.1 million pounds of nickel in the third quarter at an average cash expense of $114 per ton of ore shipped and sold or US$3.05 per pound of nickel sold, net of by-product credits. Net average cash operating revenue per ton of ore sold during this reporting period was $194, producing an average cash operating margin per ton of ore sold of $80, all of which are non-GAAP performance measures.  This compares to an average cash operating margin per ton of ore sold for the third quarter of 2004 of $92. Earnings from operations, a non-GAAP performance measure, during the quarter were $5.2 million, compared to $4.5 million in the same period in 2004.  Year to date earnings from operations were $15.4 million.

The average realized nickel price for the third quarter was US$6.51 per lb and for the nine month period ended September 30, 2005 was US$6.90 per lb. These prices compare to US$6.39 per lb and US$6.19 per lb, respectively, in 2004. The average realized copper price during the third quarter was US$1.59 per lb and was US$1.51per lb for the nine months ended September 30, 2005. This compares to US$1.26 per lb and US$1.23 per lb for the third quarter and nine month period of 2004, respectively.  The number of pounds of metal sold was higher in the third quarter of 2005 than in either the second quarter of 2005 or the third quarter of 2004 and, as a result, adjusted earnings were higher this year compared to last year.  Adjusted earnings in the third quarter of this year was, however, $2.7 million lower than the second quarter of this year due to a combination of the decline in the price of nickel and the appreciation of the Canadian dollar relative to the United States dollar in the quarter.

For the first nine months of 2005, FNX and its Sudbury Joint Venture partner produced 5.8 million pounds of nickel and 3.7 million pounds of copper. During the nine month period ended September 30, 2005, the average net payable revenue per ton of ore sold was $211 and the average cash expense per ton of ore sold was $120, yielding an average operating margin per ton of ore sold of $91.

Production

             Three months ended

 Nine months ended

 September 30

September 30

2005

2004

2005

2004

______________________________________________________________________________________________________

Operating statistics (100% level):

Ore mined (tons)

111,795

81,181

  305,963

     224,476

Ore sold (tons)

108,900

81,786

  275,228

     197,305

Ni ore sold (tons)

79,407

78,583

  235,571

     187,352

Ni ore grade (% nickel)

1.8

1.6

          1.7

             1.6

Cu ore sold (tons)

29,493

3,203

    39,657

9,953

Cu ore grade (% copper)

2.2

5.2

          4.2

             5.9

Payable nickel (000s lbs)

2,125

1,758

      5,753

         4,267

Payable copper (000s lbs)

1,516

560

      3,682

         1,739

Development

Rehabilitation of the surface infrastructure at the Levack Mine was completed by the end of the third quarter.  The rehabilitation of the manway and both skip compartments of the shaft was completed to 2,000 feet, while the main cage compartment was rehabilitated to 1,198 feet.  Shaft sinking at the Podolsky Deposit continued with 664 feet of advance during the quarter and the shaft had reached a depth of 1,226 feet by the end of the third quarter.

Exploration Results

The main focus of the FNX exploration program during the quarter continued to be the high grade copper-nickel-platinum-palladium-gold deposits at its 100% owned Levack Property in the Sudbury, Ontario mining district, where on-going drilling with four surface rigs and two underground rigs continues to intersect significant widths of high-grade, Cu-Ni-Pt-Pd-Au footwall mineralization and to expand the size of the Levack Footwall Deposit. This drilling also intersected high-grade Cu-Ni-Pt-Pd-Au mineralization hundreds of feet above (“Rob’s Footwall Zone”) and hundreds of feet below (“Lower Levack Footwall Zone”) the Levack Footwall Deposit. In addition, FNX

Mining announced earlier this year the discovery of similar, high-grade footwall mineralization (“Keel Footwall Zone”) some 4,000 feet up plunge of the Levack Footwall Deposit.

This brings to four the total number of known, high-grade Cu-Ni-Pt-Pd-Au mineralized footwall zones behind the Levack Mine.  Each of the four zones discovered to date occurs within the same Sudbury Breccia host rocks.  Although the Levack Footwall Deposit remains the most advanced and potentially significant deposit, all of the high-grade mineralized zones are open in all directions and have excellent stand alone potential.

The Company continues to be very encouraged by the excellent results obtained to date. While the available data are insufficient to determine resources/reserves of the Levack Footwall Deposit, strong borehole UTEM (University of Toronto Electromagnetic) and RIM (Radio Imaging Method) anomalies indicate that the deposit extends well beyond the boundaries of the area drilled to date. To determine the economic significance of the individual zones and how they might relate to each other will require extensive additional diamond drilling.

Pending similar encouraging drill results, the Company expects to initiate scoping studies in the first half of 2006 to evaluate possible underground access to the Levack Footwall Deposit to permit detailed close-spaced diamond drilling and the extraction of a bulk sample.

Subsequent Event

On October 5, 2005, FNX announced that it had entered into an agreement with Dynatec whereby FNX would consolidate 100% ownership of its Sudbury assets.  On October 21, 2005, the transaction closed and FNX acquired Dynatec’s 25% interest in the SJV and 50% interest in Aurora for the issuance by FNX of 20,500,000 of its common shares to Dynatec.  The agreement also contains other terms including significant restrictions on the FNX common shares issued to Dynatec, including a voting trust, standstill and right of first refusal plus a requirement for broad distribution on the sale of the FNX shares.  In addition, FNX has entered into a mine contractor services agreement whereby Dynatec will provide FNX with mine contractor services on the Sudbury properties until December 31, 2007.  Dynatec will be paid a fixed and variable fee for such services.  Management is of the view that the consolidation of these assets allows FNX to streamline and optimize its Sudbury assets and provides greater flexibility for FNX to pursue growth opportunities in the Sudbury mining district.

Conference Call

FNX will be hosting a Third Quarter conference call on Thursday, November 3rd, 2005 at 11:00 am EST.

Conference call numbers are:  Live in North America:  416-641-6126   or  1-866-226-1793

Access Code: Ask for FNX Mining Conference call

Replay is available until midnight, Nov. 11th, 2005 at: 416-695-5800 or 1-800-408-3053- Access Code: 3167076#

Slides for the conference call may be accessed on the Company’s website home page at www.fnxmining.com

Forward-Looking Statements and Non-GAAP Performance Measures

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. For example, in this news release statements about future development and production are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain performance measures contained herein are considered to be non-GAAP performance measures.  Please see the Company’s management discussion and analysis for the reconciliation of these measures.

For further information, please contact: FNX Website - www.fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

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